UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2024

GUADALAJARA, Mexico, July 22, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the second quarter ended June 30, 2024 (2Q24). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q24 vs. 2Q23

  The sum of aeronautical and non-aeronautical services revenues decreased by Ps. 212.9 million, or 3.3%. Total revenues decreased by Ps. 1,100.6 million, or 13.2%.
  Cost of services increased by Ps. 179.3 million, or 17.3%.
  Income from operations decreased by Ps. 444.8 million, or 11.2%.
  EBITDA decreased by Ps. 378.7 million, or 8.3%, a decrease from Ps. 4,576.8 million in 2Q23 to Ps. 4,198.1 million in 2Q24. EBITDA margin (excluding the effects of IFRIC-12) went from 70.4% in 2Q23 to 66.8% in 2Q24.
  Comprehensive income increased by Ps. 841.9 million, or 41.0%, from an income of Ps. 2,052.0 million in 2Q23 to an income of Ps. 2,893.9 million in 2Q24.

Company’s Financial Position:

During 2Q24, there was a decrease in the Company's income from operations compared to 2Q23, mainly due to the decrease in aeronautical revenues derived from the decline in passenger traffic, as a result of preventive reviews of Pratt & Whitney A320neo and A321neo engines, that started in the third quarter of 2023, offset by an increase in non-aeronautical revenues of 10.6%, compared to the same period in 2023. The Company reports a financial position of cash and cash equivalents as of June 30, 2024, of Ps. 12,584.9 million. During 2Q24, the Company drawdown a credit line with BBVA México, S.A., for Ps. 875.0 million for the acquisition of 51.5% of the shares representing the capital stock of the company Guadalajara World Trade Center, S.A. of C.V. (GWTC). In addition, refinanced two credit facilities with Citibanamex for a total of Ps. 2,500.0 million.

Passenger Traffic
During 2Q24, total passengers at the Company’s 14 airports decreased by 621.6 thousand passengers, a decrease of 3.9%, compared to 2Q23.

During 2Q23, the following new routes were opened:

Domestic

Airline	Departure	Arrival	Opening date	Frequencies
Mexicana	Guadalajara	Los Cabos	April 1, 2024	4 weekly
Viva Aerobus	Los Cabos	Felipe Ángeles	April 2, 2024	1 daily
Note: Frequencies can vary without prior notice.

International
Airline	Departure	Arrival	Opening date	Frequencies
Frontier	Puerto Vallarta	Dallas-Fort Worth	May 16, 2024	2 weekly
Frontier	Los Cabos	Phoenix	May 16, 2024	2 weekly
Flair	Guadalajara	Vancouver	May 31, 2024	2 weekly
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Guadalajara	3,174.4	2,994.8	(5.7%)	6,133.2	5,666.5	(7.6%)
Tijuana *	2,236.9	2,097.8	(6.2%)	4,303.3	4,083.4	(5.1%)
Los Cabos	741.1	690.6	(6.8%)	1,411.7	1,328.3	(5.9%)
Puerto Vallarta	758.0	742.6	(2.0%)	1,397.6	1,317.4	(5.7%)
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	559.3	514.3	(8.1%)	1,066.6	998.2	(6.4%)
Hermosillo	521.6	531.0	1.8%	995.6	988.5	(0.7%)
Kingston	0.4	0.5	35.2%	0.6	1.1	94.0%
Mexicali	380.6	226.3	(40.5%)	727.2	514.6	(29.2%)
Morelia	201.2	153.3	(23.8%)	388.0	299.5	(22.8%)
La Paz	284.0	288.1	1.4%	510.6	559.4	9.6%
Aguascalientes	156.4	166.2	6.3%	307.0	308.6	0.5%
Los Mochis	118.8	141.8	19.4%	213.1	268.0	25.8%
Manzanillo	25.7	30.3	17.9%	52.8	66.2	25.5%
Total	9,158.3	8,577.6	(6.3%)	17,507.3	16,399.8	(6.3%)
*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Guadalajara	1,290.6	1,369.9	6.1%	2,506.7	2,860.0	14.1%
Tijuana *	1,113.0	981.7	(11.8%)	2,160.6	1,934.0	(10.5%)
Los Cabos	1,222.3	1,199.9	(1.8%)	2,603.5	2,607.8	0.2%
Puerto Vallarta	886.7	897.6	1.2%	2,264.8	2,441.5	7.8%
Montego Bay	1,305.9	1,284.9	(1.6%)	2,656.8	2,742.4	3.2%
Guanajuato	210.7	242.2	14.9%	418.1	489.3	17.0%
Hermosillo	17.6	20.3	14.8%	36.7	43.6	18.7%
Kingston	435.4	419.2	(3.7%)	829.5	810.6	(2.3%)
Mexicali	2.0	2.1	7.9%	3.5	3.8	7.2%
Morelia	143.3	156.8	9.4%	294.9	313.9	6.5%
La Paz	4.0	2.9	(27.5%)	7.7	6.1	(20.4%)
Aguascalientes	72.6	81.7	12.5%	132.8	151.2	13.9%
Los Mochis	1.7	2.0	15.4%	3.5	4.0	14.5%
Manzanillo	11.9	15.9	33.6%	42.7	56.1	31.6%
Total	6,717.8	6,677.1	(0.6%)	13,961.9	14,464.4	3.6%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Guadalajara	4,465.0	4,364.7	(2.2%)	8,639.9	8,526.5	(1.3%)
Tijuana *	3,349.9	3,079.5	(8.1%)	6,463.9	6,017.4	(6.9%)
Los Cabos	1,963.4	1,890.5	(3.7%)	4,015.2	3,936.2	(2.0%)
Puerto Vallarta	1,644.7	1,640.2	(0.3%)	3,662.4	3,758.9	2.6%
Montego Bay	1,305.9	1,284.9	(1.6%)	2,656.8	2,742.4	3.2%
Guanajuato	770.1	756.5	(1.8%)	1,484.7	1,487.5	0.2%
Hermosillo	539.2	551.2	2.2%	1,032.3	1,032.0	(0.0%)
Kingston	435.8	419.8	(3.7%)	830.1	811.8	(2.2%)
Mexicali	382.6	228.5	(40.3%)	730.7	518.4	(29.1%)
Morelia	344.6	310.1	(10.0%)	682.9	613.4	(10.2%)
La Paz	288.0	291.0	1.0%	518.3	565.6	9.1%
Aguascalientes	229.0	247.9	8.3%	439.8	459.8	4.5%
Los Mochis	120.5	143.8	19.4%	216.6	272.0	25.6%
Manzanillo	37.6	46.2	22.9%	95.4	122.4	28.2%
Total	15,876.1	15,254.7	(3.9%)	31,469.1	30,864.2	(1.9%)
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Tijuana	1,103.3	965.7	(12.5%)	2,142.7	1,907.6	(11.0%)

Consolidated Results for the Second Quarter of 2024 (in thousands of pesos):
	2Q23	2Q24	Change
Revenues
Aeronautical services	4,939,681	4,560,960	(7.7%)
Non-aeronautical services	1,556,984	1,722,735	10.6%
Improvements to concession assets (IFRIC-12)	1,862,976	975,327	(47.6%)
Total revenues	8,359,641	7,259,022	(13.2%)

Operating costs
Costs of services:	1,034,528	1,213,842	17.3%
Employee costs	435,239	490,716	12.7%
Maintenance	161,331	180,485	11.9%
Safety, security & insurance	155,476	199,802	28.5%
Utilities	118,412	130,036	9.8%
Business operated directly by us	62,936	72,549	15.3%
Other operating expenses	101,134	140,254	38.7%

Technical assistance fees	220,479	202,174	(8.3%)
Concession taxes	657,228	678,595	3.3%
Depreciation and amortization	621,155	687,351	10.7%
Cost of improvements to concession assets (IFRIC-12)	1,862,976	975,327	(47.6%)
Other (income)	7,652	(9,042)	(218.2%)
Total operating costs	4,404,018	3,748,247	(14.9%)
Income from operations	3,955,623	3,510,775	(11.2%)
Financial Result	(508,135)	(663,157)	30.5%
Income before income taxes	3,447,488	2,847,618	(17.4%)
Income taxes	(959,062)	(594,903)	(38.0%)
Net income	2,488,426	2,252,715	(9.5%)
Currency translation effect	(381,807)	659,054	(272.6%)
Cash flow hedges, net of income tax	(54,924)	(20,164)	(63.3%)
Remeasurements of employee benefit – net income tax	318	2,276	615.7%
Comprehensive income	2,052,013	2,893,881	41.0%
Non-controlling interest	(4,355)	(95,925)	2102.4%
Comprehensive income attributable to controlling interest	2,047,657	2,797,956	36.6%

	2Q23	2Q24	Change
EBITDA	4,576,778	4,198,126	(8.3%)
Comprehensive income	2,052,013	2,893,881	41.0%
Comprehensive income per share (pesos)	4.0353	5.7273	41.9%
Comprehensive income per ADS (US dollars)	2.4372	3.4591	41.9%

Operating income margin	47.3%	48.4%	2.2%
Operating income margin (excluding IFRIC-12)	60.9%	55.9%	(8.2%)
EBITDA margin	54.7%	57.8%	5.6%
EBITDA margin (excluding IFRIC-12)	70.4%	66.8%	(5.2%)
Costs of services and improvements / total revenues	34.7%	30.2%	(13.0%)
Cost of services / total revenues (excluding IFRIC-12)	15.9%	19.3%	21.3%

- Net income and comprehensive income per share for 2Q24 and 2Q23 were calculated based on 505,277,464 shares outstanding as of June 30, 2024, and June 30, 2023, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.2610 per U.S. dollar (the noon buying rate on June 28, 2024, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 17.2106 per U.S. dollar for the three months ended June 30, 2024, was used.

Revenues (2Q24 vs. 2Q23)

  Aeronautical services revenues decreased by Ps. 378.7 million, or 7.7%.
  Non-aeronautical services revenues increased by Ps. 165.8 million, or 10.6%.
  Revenues from improvements to concession assets decreased by Ps. 887.6 million, or 47.6%.
  Total revenues decreased by Ps. 1,100.6 million, or 13.2%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports decreased by Ps. 380.8 million or 9.0% compared to 2Q23, mainly due to the 4.1% decrease in passenger traffic.
    Revenues from Jamaican airports increased by Ps. 2.1 million, or 0.3%, compared to 2Q23. This was mainly due to the increase in revenues in U.S. dollars by US$0.3 million, or 24.6%, offset by the appreciation of the peso versus the U.S. dollar by 2.9%, compared to 2Q23, which went from an average exchange rate of Ps. 17.7225 in 2Q23 to Ps. 17.2106 in 2Q24. Passenger traffic decreased by 2.1%.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 168.7 million, or 12.9%, compared to 2Q23. Revenues from businesses operated by third parties increased by Ps. 103.4 million, or 12.5%, mainly due to the opening of new commercial spaces, and the renegotiation of contract conditions. The business lines that grew the most were car rentals, food and beverages, and leasing of space, all of which increased by Ps. 98.5 million, or 23.1%, offset by a combined decrease of Ps. 3.9 million in duty-free stores. Revenues from businesses operated directly by us increased by Ps. 65.9 million, or 15.2%.
    Revenues from the Jamaican airports decreased by Ps. 2.9 million, or 1.2%, compared to 2Q23. Revenues in U.S. dollars decreased by US$ 0.3 million, or 2.0%. The peso appreciated versus the U.S. dollar by 2.9%, compared to 2Q23.
	2Q23	2Q24	Change
Businesses operated by third parties:
Food and beverage	260,242	290,715	11.7%
Car rental	139,456	204,578	46.7%
Duty-free	195,434	183,384	(6.2%)
Retail	184,636	159,927	(13.4%)
Leasing of space	88,315	120,804	36.8%
Other commercial revenues	43,951	60,577	37.8%
Times shares	59,020	55,367	(6.2%)
Ground transportation	47,684	46,676	(2.1%)
Communications and financial services	29,893	27,559	(7.8%)
Total	1,048,632	1,149,586	9.6%

Businesses operated directly by us:
Car parking	174,304	169,356	(2.8%)
Convenience stores	133,534	135,464	1.4%
VIP Lounges	107,932	120,862	12.0%
Advertising	37,490	42,400	13.1%
Hangar sublease and related services	-	31,777	100.0%
Hotel operation	-	18,608	100.0%
Total	453,261	518,467	14.4%
Recovery of costs	55,091	54,681	(0.7%)
Total Non-aeronautical Revenues	1,556,984	1,722,735	10.6%

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets 1
  Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 887.6 million, or 47.6%, compared to 2Q23. The change was composed of:
  Improvements to concession assets at the Company’s Mexican airports, which decreased by Ps. 932.0 million, or 51.1%, following investments under the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 44.3 million, or 111.5%.

_____________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs decreased by Ps. 655.8 million, or 14.9%, compared to 2Q23, mainly due to the decrease in the cost of improvements to concession assets (IFRIC-12) by Ps. 887.6 million. This was offset by an increase in the cost of services of Ps. 179.3 million, or 17.3%, a Ps. 66.2 million, or 10.7% increase in depreciation and amortization, and a combined increase of Ps. 3.0 million, or 3.0%, in concession taxes and technical assistance fees (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 231.9 million, or 9.1%).

This decrease in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs decreased by Ps. 727.7 million, or 19.8%, compared to 2Q23, primarily due to a decrease in the cost of improvements to the concession assets (IFRIC-12) by Ps. 932.0 million, or 51.1%, offset by an increase in the cost of services by Ps. 143.0 million, or 16.4%, an increase in depreciation and amortization by Ps. 73.1 million, or 14.8%, and a combined increase in technical assistance fees and concession taxes by Ps. 4.3 million, or 0.1% (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 204.3 million or 11.0%).

The change in the cost of services at our Mexican airports during 2Q24 was mainly due to:

  Employee costs increased Ps. 52.0 million, or 13.5%, compared to 2Q23, mainly due to the hiring of 244 additional personnel during 2023 and 1H24, as well as the adjustments in salaries and cost related to changes in Labor Law.
  Other operating expenses increased by Ps. 39.1 million, or 34.3%, compared to 2Q23, mainly due to a combined increase in services, professional fees, and travel expenses by Ps. 33.9 million.
  Safety, security, and insurance increased by Ps. 27.4 million, or 22.0%, compared to 2Q23, mainly due to the increase in the security headcount, minimum wages, and changes in Labor Law, as well as the opening of new operational areas.
  Utilities increased by Ps. 7.9 million, or 9.4%.

Jamaican Airport:

  Operating costs increased by Ps. 71.9 million, or 9.9%, compared to 2Q23, mainly due to a Ps. 44.3 million, or 111.5%, increase in the cost of improvements to concession assets (IFRIC-12), an increase in the cost of services by Ps. 36.3 million, or 22.1%, and an increase in the concession taxes by Ps. 1.2 million, or 0.3%.

Operating income margin went from 47.3% in 2Q23 to 48.4% in 2Q24. Excluding the effects of IFRIC-12, the operating income margin went from 60.9% in 2Q23 to 55.9% in 2Q24. Income from operations decreased by Ps. 444.8 million, or 11.2%, compared to 2Q23.

EBITDA margin went from 54.7% in 2Q23 to 57.8% in 2Q24. Excluding the effects of IFRIC-12, EBITDA margin went from 70.4% in 2Q23 to 66.8% in 2Q24. The nominal value of EBITDA decreased by Ps. 378.7 million, or 8.3%, compared to 2Q23.

Financial results increased by Ps. 155.0 million, or 30.5%, from a net expense of Ps. 508.1 million in 2Q23 to a net expense of Ps. 663.1 million in 2Q24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from a loss of Ps. 189.5 million in 2Q23 to an income of Ps. 80.9 million in 2Q24. This generated a foreign exchange gain of Ps. 270.4 million. This was mainly due to the appreciation of the peso. Currency translation effect gain increased Ps. 1,040.9 million, compared to 2Q23.
  Interest expenses increased by Ps. 258.5 million, or 32.0%, compared to 2Q23, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, as well as the substantial increase in the interest rates.
  Interest income decreased by Ps. 166.9 million, or 36.2%, compared to 2Q23, mainly due to a decrease in the cash and cash equivalents average balance and the reference rates.

In 2Q24, comprehensive income increased by Ps. 841.9 million, or 41.0%, compared to 2Q23. Income before taxes decreased by Ps. 599.9 million, mainly due to the decrease in passenger traffic and partially offset by the revenues generated by the commercial strategy. This decrease generated a decrease in the tax income of Ps. 364.2 million. Net and comprehensive income increased mainly due to the increase of the effect of foreign currency translation by Ps. 1,040.9 million.

During 2Q24, net income decreased by Ps. 235.7 million, or 9.5%, compared to 2Q23. Taxes for the period decreased by Ps. 364.2 million, tax income decreased by Ps. 26.7 million and the benefit for deferred taxes increased by Ps. 337.5 million, mainly due to the application of fiscal losses for Ps. 347.3 million, offset by a decrease in the inflationary effects, that went from an inflation rate of 0.2% in 2Q23 to 0.1% in 2Q24.

Consolidated Results for the Six Months of 2024 (in thousands of pesos):
	6M23	6M24	Change
Revenues
Aeronautical services	9,968,355	9,523,062	(4.5%)
Non-aeronautical services	3,027,867	3,417,140	12.9%
Improvements to concession assets (IFRIC-12)	3,703,338	2,813,789	(24.0%)
Total revenues	16,699,561	15,753,991	(5.7%)

Operating costs
Costs of services:	2,001,166	2,285,769	14.2%
Employee costs	832,173	949,877	14.1%
Maintenance	306,998	342,282	11.5%
Safety, security & insurance	322,954	382,022	18.3%
Utilities	222,663	236,008	6.0%
Business operated directly by us	112,095	146,160	30.4%
Other operating expenses	34,173	229,420	571.4%

Technical assistance fees	442,717	426,536	(3.7%)
Concession taxes	1,266,621	1,393,211	10.0%
Depreciation and amortization	1,239,226	1,350,300	9.0%
Cost of improvements to concession assets (IFRIC-12)	3,703,338	2,813,789	(24.0%)
Other (income)	12,796	(12,392)	(196.8%)
Total operating costs	8,665,865	8,257,212	(4.7%)
Income from operations	8,033,696	7,496,778	(6.7%)
Financial Result	(1,182,435)	(1,256,892)	6.3%
Income before income taxes	6,851,260	6,239,887	(8.9%)
Income taxes	(1,797,604)	(1,516,453)	(15.6%)
Net income	5,053,656	4,723,435	(6.5%)
Currency translation effect	(814,582)	367,782	(145.1%)
Cash flow hedges, net of income tax	(37,751)	(35,403)	(6.2%)
Remeasurements of employee benefit – net income tax	599	2,229	272.1%
Comprehensive income	4,201,923	5,058,042	20.4%
Non-controlling interest	(8,217)	(127,642)	1453.4%
Comprehensive income attributable to controlling interest	4,193,707	4,930,402	17.6%

	6M23	6M24	Change
EBITDA	9,272,922	8,847,079	(4.6%)
Comprehensive income	4,201,923	5,058,042	20.4%
Comprehensive income per share (pesos)	8.2632	10.0104	21.1%
Comprehensive income per ADS (US dollars)	4.9906	6.0459	21.1%

Operating income margin	48.1%	47.6%	(1.1%)
Operating income margin (excluding IFRIC-12)	61.8%	57.9%	(6.3%)
EBITDA margin	55.5%	56.2%	1.1%
EBITDA margin (excluding IFRIC-12)	71.4%	68.4%	(4.2%)
Costs of services and improvements / total revenues	34.2%	32.4%	(5.2%)
Cost of services / total revenues (excluding IFRIC-12)	15.4%	17.7%	14.7%

- Net income and comprehensive income per share for 6M24 and 6M23 were calculated based on 505,277,464 shares outstanding as of June 30, 2024, and June 30, 2023. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.2610 per U.S. dollar (the noon buying rate on June 28, 2024, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average six-month exchange rate of Ps. 17.1042 per U.S. dollar for the six months ended June 30, 2024, was used.

Revenues (6M24 vs. 6M23)

  Aeronautical services revenues decreased by Ps. 445.3 million, or 4.5%.
  Non-aeronautical services revenues increased by Ps. 389.3 million, or 12.9%.
  Revenues from improvements to concession assets decreased by Ps. 889.5 million, or 24.0%.
  Total revenues decreased by Ps. 945.6 million, or 5.7%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports decreased by Ps. 449.2 million, or 5.3%, compared to 6M23, mainly due to the 2.4% decrease in passenger traffic, as well as 95.5% compliance with the maximum tariffs.
    Revenues from Jamaican airports increased by Ps. 3.9 million, or 0.3%, compared to 6M23. This was mainly due to the 1.9% increase in passenger traffic but offset by an appreciation of the peso against the dollar compared to 6M23 of 10.2%, which went from an average exchange rate of Ps. 18.2123 in 6M23 to Ps. 17.1042 in 6M24, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was composed primarily of the following factors :

    Revenues at our Mexican airports increased by Ps. 394.9 million, or 15.7%, compared to 6M23. Revenues from businesses operated by third parties increased by Ps. 226.4 million, or 14.0%. This was mainly due to the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were car rentals, food and beverage, retail, and leasing of space, which jointly increased by Ps. 225.8 million, or 21.1%. Revenues from businesses operated directly by us increased by Ps. 168.4 million, or 20.5%, while the recovery of costs increased by Ps. 0.2 million, or 0.2%.
    Revenues from the Jamaican airports decreased by Ps. 5.7 million, or 1.1%, compared to 6M23, due to the peso appreciation. Revenues in U.S. dollars increased by US$1.4 million, or 5.2%.
	6M23	6M24	Change
Businesses operated by third parties:
Food and beverage	498,691	588,081	17.9%
Car rentals	282,864	403,176	42.5%
Duty-free	390,019	368,037	(5.6%)
Retail	355,770	341,779	(3.9%)
Leasing of space	173,334	207,277	19.6%
Other commercial revenues	87,662	113,833	29.9%
Time shares	116,383	110,747	(4.8%)
Ground transportaton	98,405	93,522	(5.0%)
Communications and financial services	59,506	54,078	(9.1%)
Total	2,062,635	2,280,531	10.6%

Businesses operated directly by us:
Car parking	341,061	346,732	1.7%
Convenience stores	231,754	283,378	22.3%
VIP Lounges	213,978	231,941	8.4%
Advertising	64,119	77,807	21.3%
Hangar sublease and related services	-	62,994	100.0%
Hotel operation	-	18,608	100.0%
Total	850,911	1,021,460	20.0%
Recovery of costs	114,322	115,149	0.7%
Total Non-aeronautical Revenues	3,027,867	3,417,140	12.9%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC12) decreased by Ps. 889.5 million, or 24.0%, compared to 6M23. The change was composed primarily of:
  The Company’s Mexican airports, which decreased by Ps. 972.1 million, or 26.7%, following the investments under the Master Development Program for 2020-2024 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 82.5 million, or 143.0%.

Total operating costs decreased by Ps. 408.7 million, or 4.7%, compared to 6M23, mainly due to a Ps. 889.5 million, or 24.0% decrease in the cost of improvements to the concession assets (IFRIC-12). This was offset by an increase in the cost of services by Ps. 284.6 million, or 14.2%, a Ps. 111.1 million, or 9.0%, increase in depreciation and amortization, and a combined increase in concession taxes and technical assistance fees by Ps. 110.4 million, or 6.5% (excluding the cost of improvements to concession assets, operating costs increased Ps. 480.9 million, or 9.7%).

_____________________________
2 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs decreased by Ps. 591.8 million, or 8.1%, compared to 6M23, primarily due to a Ps. 972.1 million, or 26.7%, decrease in the cost of improvements to the concession assets (IFRIC-12). This was offset by a Ps. 231.7 million, or 13.9% increase in the cost of services, a combined Ps. 127.1 million, or 12.9%, increase in depreciation and amortization, and a combined Ps. 45.7 million, or 4.7%, increase in technical assistance fees and concession taxes, (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 380.2 million or 10.5%).

The change in the cost of services during 6M24 was mainly due to:

  Employee costs increased Ps. 112.7 million, or 15.4%, compared to 6M23, mainly due to the adjustments in salaries and changes in Labor Law.
  Other operating expenses increased by Ps. 56.6 million, or 20.2%, compared to 6M23, mainly due to a combined increase in services, professional fees, and travel expenses by Ps. 49.5 million.
  Safety, security, and insurance costs increased Ps. 31.1 million, or 12.3%, compared to 6M23, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, and the opening of additional operational areas.
  Maintenance increased by Ps. 19.7 million, or 7.9%, compared to 6M23.

Jamaican Airports:

  Operating costs increased by Ps. 183.2 million, or 13.1%, compared to 6M23, mainly due to a Ps. 82.5 million, or 143.0%, increase in the cost of improvements to concession assets (IFRIC-12), a Ps. 64.7 million, or 8.7%, increase in concession taxes, Ps. 53.3 million, or 15.8% increase in the cost of services, and a combined increase of Ps. 15.9 million or 6.3% in depreciation and amortization.

Operating margin went from 48.1% in 6M23 to 47.6% in 6M24. Excluding the effects of IFRIC-12, the operating margin went from 61.8% in 6M23 to 57.9% in 6M24. Operating income decreased Ps. 536.9 million, or 6.7%, compared to 6M23.

EBITDA margin went from 55.5% in 6M23 to 56.2% in 6M24. Excluding the effects of IFRIC-12, EBITDA margin went from 71.4% in 6M23 to 68.4% in 6M24. The nominal value of EBITDA decreased Ps. 425.8 million, or 4.6%, compared to 6M23.

Financial cost increased by Ps. 74.5 million, or 6.3%, from a net expense of Ps. 1,182.5 million in 6M23 to a net expense of Ps. 1,257.0 million in 6M24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from a loss of Ps. 356.5 million in 6M23 to an income of Ps.109.9 million in 6M24. This generated an increase in the foreign exchange gain of Ps. 466.4 million, due to the peso appreciation. Currency translation effect gain increased Ps. 1,182.4 million, compared to 6M23.
  Interest expenses increased by Ps. 338.9 million, or 21.1%, compared to 6M23, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans.
  Interest income decreased by Ps. 201.9 million, or 26.4%, compared to 6M23, mainly due to a decrease in the cash and cash equivalent average balance and the increase in the reference interest rates.

In 6M24, comprehensive income increased by Ps. 856.1 million, or 20.4%, compared to 6M23. Income before taxes decreased by Ps. 611.4 million, mainly due to the decrease in traffic, offset by the increase in non-aeronautical revenues resulting from the commercial strategy. Income taxes decreased by Ps. 281.2 million. However, net and comprehensive income increased mainly due to the increase of the effect of foreign currency translation in Ps. 1,182.4 million.

During 6M24, net income decreased by Ps. 330.2 million, or 6.5%, compared to 6M23. Taxes for the period decreased by Ps. 281.2 million, income taxes increased by Ps. 33.7 million, and the benefit for deferred taxes increased by Ps. 314.8 million, mainly due to the application of fiscal losses by Ps. 347.3 million, offset by the decrease in the inflation rate, from 1.5% in 6M23 to 1.4% in 6M24.

Statement of Financial Position

Total assets as of June 30, 2024 increased by Ps. 6,685.6 million compared to June 30, 2023, primarily due to the following items: (i) a Ps. 6,241.8 million increase in net improvements to concession assets; (ii) a Ps. 730.9 million increase in deferred taxes, (iii) a Ps. 621.4 million increase in net machinery, equipment, and leasehold improvements, (iv) a Ps. 408.0 million increase in other current assets, (v) a Ps. 174.0 million increase in account receivables. This was offset by a decrease in cash and cash equivalents by Ps. 2,336.1 million.

Total liabilities as of June 30, 2024, increased by Ps. 4,317.3 million compared to June 30, 2023. This increase was primarily due to the following items: (i) Ps. 2,338.9 million in bank loans, (ii) Ps. 1,449.7 million in dividends to be paid, and (iii) Ps. 435.6 million increase in income taxes.

Recent events

GWTC Acquisition

On June 11, 2024, GAP acquired 51.5% of the shares representing the capital stock of the company Guadalajara World Trade Center, S.A. de C.V. (“GWTC”), for a total amount of Ps. 875.5 million.

GWTC is a group consisting of seven companies that specialize in handling, storage, and custody services for international cargo. These services are provided in facilities classified as free trade zone (recinto fiscal) at Guadalajara Airport and Puebla Airport. This acquisition was closed on June 20, 2024, with the payment of the aforementioned amount.

GWTC will be consolidated as of July 1st of this year, the date on which control of the entity was assumed.

Revised Guidance

In accordance with the results as of June 30, 2024, as well as traffic growth expectations, the Company updates the growth guidance for the year 2024:

GUIDANCE	2024 vs 2023
Passenger traffic	(5%) - (3%)
Aeronautical revenues	(4%) - (2%)
Non-aeronautical revenues	20% - 22%
Total Revenue	2% - 4%
EBITDA	(1%) - 1%
Margin EBITDA	67% +- 1%
CAPEX	Ps. 9.0 billion

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Guadalajara
Aeronautical services	1,350,769	1,268,040	(6.1%)	2,660,000	2,564,649	(3.6%)
Non-aeronautical services	255,604	317,441	24.2%	497,278	627,732	26.2%
Improvements to concession assets (IFRIC 12)	828,734	402,305	(51.5%)	1,657,468	1,206,914	(27.2%)
Total Revenues	2,435,108	1,987,785	(18.4%)	4,814,745	4,399,296	(8.6%)
Operating income	1,129,369	1,105,607	(2.1%)	2,252,481	2,357,430	4.7%
EBITDA	1,243,711	1,238,723	(0.4%)	2,479,274	2,615,084	5.5%

Tijuana
Aeronautical services	739,753	691,854	(6.5%)	1,419,294	1,330,342	(6.3%)
Non-aeronautical services	155,897	137,398	(11.9%)	302,604	290,551	(4.0%)
Improvements to concession assets (IFRIC 12)	140,836	55,659	(60.5%)	281,673	166,976	(40.7%)
Total Revenues	1,036,487	884,911	(14.6%)	2,003,572	1,787,869	(10.8%)
Operating income	542,577	416,606	(23.2%)	1,084,159	910,293	(16.0%)
EBITDA	638,273	532,909	(16.5%)	1,281,278	1,139,124	(11.1%)

Los Cabos
Aeronautical services	784,131	678,207	(13.5%)	1,607,142	1,460,930	(9.1%)
Non-aeronautical services	306,352	333,646	8.9%	606,079	651,689	7.5%
Improvements to concession assets (IFRIC 12)	249,608	99,521	(60.1%)	499,216	298,562	(40.2%)
Total Revenues	1,340,091	1,111,374	(17.1%)	2,712,436	2,411,181	(11.1%)
Operating income	728,539	592,449	(18.7%)	1,564,602	1,428,213	(8.7%)
EBITDA	810,393	681,734	(15.9%)	1,726,906	1,607,296	(6.9%)

Puerto Vallarta
Aeronautical services	653,046	554,172	(15.1%)	1,457,307	1,386,173	(4.9%)
Non-aeronautical services	154,164	156,084	1.2%	312,396	324,160	3.8%
Improvements to concession assets (IFRIC 12)	403,557	247,818	(38.6%)	807,114	743,455	(7.9%)
Total Revenues	1,210,767	958,074	(20.9%)	2,576,817	2,453,787	(4.8%)
Operating income	524,201	382,539	(27.0%)	1,242,447	1,184,206	(4.7%)
EBITDA	577,211	436,696	(24.3%)	1,352,465	1,293,055	(4.4%)

Montego Bay
Aeronautical services	451,848	451,015	(0.2%)	956,994	965,270	0.9%
Non-aeronautical services	199,883	199,927	0.0%	398,583	398,845	0.1%
Improvements to concession assets (IFRIC 12)	39,852	39,954	0.3%	55,041	80,681	46.6%
Total Revenues	691,584	690,896	(0.1%)	1,410,619	1,444,797	2.4%
Operating income	226,072	250,207	10.7%	536,691	541,105	0.8%
EBITDA	345,161	321,002	(7.0%)	776,096	681,708	(12.2%)

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	2Q23	2Q24	Change	6M23	6M24	Change
Guanajuato
Aeronautical services	229,118	209,686	(8.5%)	443,007	428,065	(3.4%)
Non-aeronautical services	47,585	46,658	(1.9%)	89,476	92,604	3.5%
Improvements to concession assets (IFRIC 12)	70,722	37,025	(47.6%)	141,445	111,075	(21.5%)
Total Revenues	347,425	293,369	(15.6%)	673,928	631,745	(6.3%)
Operating income	183,794	139,587	(24.1%)	358,990	339,761	(5.4%)
EBITDA	205,235	161,425	(21.3%)	403,252	383,005	(5.0%)

Hermosillo
Aeronautical services	126,924	132,431	4.3%	243,509	250,143	2.7%
Non-aeronautical services	22,341	28,985	29.7%	42,770	56,967	33.2%
Improvements to concession assets (IFRIC 12)	14,439	10,720	(25.8%)	28,879	32,159	11.4%
Total Revenues	163,704	172,136	5.2%	315,158	339,269	7.7%
Operating income	77,891	65,385	(16.1%)	145,821	150,699	3.3%
EBITDA	102,801	90,659	(11.8%)	102,801	201,279	95.8%

Others (1)
Aeronautical services	604,093	575,556	(4.7%)	1,181,102	1,137,490	(3.7%)
Non-aeronautical services	108,619	102,998	(5.2%)	215,283	209,218	(2.8%)
Improvements to concession assets (IFRIC 12)	115,227	82,326	(28.6%)	232,503	173,966	(25.2%)
Total Revenues	827,940	760,880	(8.1%)	1,628,889	1,520,674	(6.6%)
Operating income	185,435	(24,265)	(113.1%)	377,180	10,809	(97.1%)
EBITDA	266,544	125,787	(52.8%)	541,237	309,264	(42.9%)

Total
Aeronautical services	4,939,681	4,560,960	(7.7%)	9,968,355	9,523,062	(4.5%)
Non-aeronautical services	1,250,446	1,323,136	5.8%	2,464,468	2,651,767	7.6%
Improvements to concession assets (IFRIC 12)	1,862,976	975,327	(47.6%)	3,703,338	2,813,789	(24.0%)
Total Revenues	8,053,101	6,859,424	(14.8%)	16,136,162	14,988,618	(7.1%)
Operating income	3,597,873	2,928,113	(18.6%)	7,562,371	6,922,515	(8.5%)
EBITDA	4,189,330	3,588,935	(14.3%)	8,663,310	8,229,814	(5.0%)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):
	2023	2024	Change	%
Assets
Current assets
Cash and cash equivalents	14,920,952	12,584,900	(2,336,052)	(15.7%)
Trade accounts receivable - Net	2,163,559	2,337,543	173,984	8.0%
Other current assets	761,775	1,169,781	408,006	53.6%
Total current assets	17,846,286	16,092,224	(1,754,062)	(9.8%)

Advanced payments to suppliers	2,262,121	1,774,646	(487,475)	(21.5%)
Machinery, equipment and improvements to leased buildings - Net	3,748,101	4,369,470	621,369	16.6%
Improvements to concession assets - Net	25,115,894	31,357,661	6,241,767	24.9%
Airport concessions - Net	9,032,955	9,167,056	134,101	1.5%
Rights to use airport facilities - Net	1,098,311	1,024,916	(73,395)	(6.7%)
Deferred income taxes - Net	6,936,249	7,667,150	730,901	10.5%
Other non-current assets	592,131	1,864,592	1,272,461	214.9%
Total assets	66,632,049	73,317,715	6,685,666	10.0%

Liabilities
Current liabilities	15,917,020	16,313,310	396,290	2.5%
Long-term liabilities	34,183,379	38,104,347	3,920,968	11.5%
Total liabilities	50,100,399	54,417,657	4,317,258	8.6%

Stockholders' Equity
Common stock	8,197,536	1,194,390	(7,003,146)	(85.4%)
Legal reserve	478,185	920,187	442,002	92.4%
Net income	4,971,095	4,648,636	(322,459)	(6.5%)
Retained earnings	244,657	8,345,564	8,100,907	3311.1%
Reserve for share repurchase	1,500,000	2,500,000	1,000,000	66.7%
Foreign currency translation reserve	(164,704)	74,634	239,338	(145.3%)
Remeasurements of employee benefit – Net	14,613	311	(14,302)	(97.9%)
Cash flow hedges- Net	92,871	25,315	(67,556)	(72.7%)
Total controlling interest	15,334,253	17,709,037	2,374,784	15.5%
Non-controlling interest	1,197,396	1,191,020	(6,375)	(0.5%)
Total stockholder's equity	16,531,649	18,900,057	2,368,409	14.3%

Total liabilities and stockholders' equity	66,632,049	73,317,715	6,685,666	10.0%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	2Q23	2Q24	Change	6M23	6M24	Change
Cash flows from operating activities:
Consolidated net income	2,488,426	2,252,715	(9.5%)	5,053,657	4,723,435	(6.5%)

Postemployment benefit costs	11,236	13,776	22.6%	22,450	27,552	22.7%
Allowance expected credit loss	(10,478)	21,328	(303.6%)	6,397	18,527	189.6%
Depreciation and amortization	621,155	687,351	10.7%	1,239,226	1,350,300	9.0%
Loss on sale of machinery, equipment and improvements to leased assets	674	11,215	1563.9%	684	11,760	1619.1%
Interest expense	990,273	981,033	(0.9%)	1,810,604	1,977,891	9.2%
Provisions	6,079	9,970	64.0%	11,904	16,250	36.5%
Income tax expense	959,062	594,903	(38.0%)	1,797,604	1,516,453	(15.6%)
Unrealized exchange loss	(163,141)	309,521	(289.7%)	(327,129)	225,863	(169.0%)
	4,903,286	4,881,812	(0.4%)	9,615,397	9,868,031	2.6%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(42,086)	128,758	(405.9%)	164,377	(83,124)	(150.6%)
Recoverable tax on assets and other assets	(297,851)	394,674	(232.5%)	(192,452)	791,223	(511.1%)
Increase (decrease)
Concession taxes payable	121,674	(258,431)	(312.4%)	116,165	(109,032)	(193.9%)
Accounts payable	(484,204)	(400,002)	(17.4%)	(361,662)	(474,606)	31.2%
Cash generated by operating activities	4,200,819	4,746,811	13.0%	9,341,825	9,992,492	7.0%
Income taxes paid	(1,684,760)	(875,615)	(48.0%)	(2,780,052)	(1,586,948)	(42.9%)
Net cash flows provided by operating activities	2,516,059	3,871,196	53.9%	6,561,772	8,405,543	28.1%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,757,380)	(1,701,189)	(38.3%)	(5,634,368)	(3,109,274)	(44.8%)
Cash flows from sales of machinery and equipment	273	2,878	954.2%	841	4,235	403.3%
Other investment activities	4,476	199,053	4347.1%	15,967	72,270	352.6%
Business acquisition	-	(875,504)	100.0%	-	(875,504)	100.0%
Net cash used by investment activities	(2,752,631)	(2,374,762)	(13.7%)	(5,617,560)	(3,908,274)	(30.4%)

Cash flows from financing activities:
Dividends declared and paid	(1,874,579)	-	(100.0%)	(1,874,579)	-	(100.0%)
Dividends declared and paid non-controlling interest	-	(65,424)	100.0%	-	(65,424)	(100.0%)
Bond certificates issued	-	-	0.0%	5,400,000	3,000,000	(44.4%)
Bond certificates paid	(602,000)	-	(100.0%)	(602,000)	(3,000,000)	398.3%
Bank loans paid	(72,849)	(68,417)	(6.1%)	(72,849)	(68,417)	(6.1%)
Banks loans	-	875,000	100.0%	1,000,000	875,000	(12.5%)
Interest paid	(900,997)	(1,314,322)	45.9%	(1,675,270)	(2,384,483)	42.3%
Interest paid on lease	(1,169)	(971)	(16.9%)	(2,417)	(2,031)	(16.0%)
Payments of obligations for leasing	(4,161)	(4,454)	7.0%	(8,325)	(8,907)	7.0%
Net cash flows used in financing activities	(3,455,755)	(578,588)	(83.3%)	2,164,559	(1,654,262)	(176.4%)

Effects of exchange rate changes on cash held	(277,594)	125,431	(145.2%)	(559,286)	(313,317)	(44.0%)
Net increase (decrease) in cash and cash equivalents	(3,969,921)	1,043,277	(126.3%)	2,549,488	2,529,691	(0.8%)
Cash and cash equivalents at beginning of the period	18,890,873	11,541,621	(38.9%)	12,371,464	10,055,211	(18.7%)
Cash and cash equivalents at the end of the period	14,920,952	12,584,900	(15.7%)	14,920,952	12,584,900	(15.7%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	2Q23	2Q24	Change	6M23	6M24	Change
Revenues
Aeronautical services	4,939,681	4,560,960	(7.7%)	9,968,355	9,523,062	(4.5%)
Non-aeronautical services	1,556,984	1,722,735	10.6%	3,027,867	3,417,140	12.9%
Improvements to concession assets (IFRIC-12)	1,862,976	975,327	(47.6%)	3,703,338	2,813,789	(24.0%)
Total revenues	8,359,641	7,259,022	(13.2%)	16,699,561	15,753,991	(5.7%)

Operating costs
Costs of services:	1,034,528	1,213,842	17.3%	2,001,166	2,285,769	14.2%
Employee costs	435,239	490,716	12.7%	832,173	949,877	14.1%
Maintenance	161,331	180,485	11.9%	306,998	342,282	11.5%
Safety, security & insurance	155,476	199,802	28.5%	322,954	382,022	18.3%
Utilities	118,412	130,036	9.8%	222,663	236,008	6.0%
Business operated directly by us	62,936	72,549	15.3%	112,095	146,160	30.4%
Other operating expenses	101,134	140,254	38.7%	34,173	229,420	571.4%

Technical assistance fees	220,479	202,174	(8.3%)	442,717	426,536	(3.7%)
Concession taxes	657,228	678,595	3.3%	1,266,621	1,393,211	10.0%
Depreciation and amortization	621,155	687,351	10.7%	1,239,226	1,350,300	9.0%
Cost of improvements to concession assets (IFRIC-12)	1,862,976	975,327	(47.6%)	3,703,338	2,813,789	(24.0%)
Other (income)	7,652	(9,042)	(218.2%)	12,796	(12,392)	(196.8%)
Total operating costs	4,404,018	3,748,247	(14.9%)	8,665,865	8,257,212	(4.7%)
Income from operations	3,955,623	3,510,775	(11.2%)	8,033,696	7,496,778	(6.7%)
Financial Result	(508,135)	(663,157)	30.5%	(1,182,435)	(1,256,892)	6.3%
Income before income taxes	3,447,488	2,847,618	(17.4%)	6,851,260	6,239,887	(8.9%)
Income taxes	(959,062)	(594,903)	(38.0%)	(1,797,604)	(1,516,453)	(15.6%)
Net income	2,488,426	2,252,715	(9.5%)	5,053,656	4,723,435	(6.5%)
Currency translation effect	(381,807)	659,054	(272.6%)	(814,582)	367,782	(145.1%)
Cash flow hedges, net of income tax	(54,924)	(20,164)	(63.3%)	(37,751)	(35,403)	(6.2%)
Remeasurements of employee benefit – net income tax	318	2,276	615.7%	599	2,229	272.1%
Comprehensive income	2,052,013	2,893,881	41.0%	4,201,923	5,058,042	20.4%
Non-controlling interest	(4,355)	(95,925)	2102.4%	(8,217)	(127,642)	1453.4%
Comprehensive income attributable to controlling interest	2,047,657	2,797,956	36.6%	4,193,707	4,930,402	17.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,986)	9,187,597	720,171	18,638,867	1,189,179	19,828,046
Legal Reserve cancellation	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Repurchased share cancellation	-	-	(1,999,986)	1,999,986	-	-	-	-	-
Reserve for share purchase	-	-	1,000,514	-	(1,000,514)	-	-	-	-
Comprehensive income:
Net income	-	-	-	-	4,971,095	-	4,971,095	82,560	5,053,655
Foreign currency translation reserve	-	-	-	-	-	(740,239)	(740,239)	(74,343)	(814,582)
Remeasurements of employee benefit – Net	-	-	-	-	-	599	599	-	599
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(37,751)	(37,751)	-	(37,751)
Balance as of June 30, 2023	8,197,536	478,185	1,500,000	-	5,215,751	(57,220)	15,334,251	1,197,396	16,531,649

Balance as of January 1, 2024	8,197,536	478,185	2,500,000	-	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Legal reserve cancellation	-	442,002	-	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	-	(7,003,146)	-	(7,003,146)
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	-	4,648,635	-	4,648,635	74,803	4,723,438
Foreign currency translation reserve	-	-	-	-	-	314,940	314,940	52,839	367,779
Remeasurements of employee benefit – Net	-	-	-	-	-	2,229	2,229	-	2,229
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(35,403)	(35,403)	-	(35,403)
Balance as of June 30, 2024	1,194,390	920,187	2,500,000	-	12,994,200	100,259	17,709,039	1,191,020	18,900,057

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	2Q23	2Q24	Change	6M23	6M24	Change
Total passengers	15,876.1	15,254.7	(3.9%)	31,469.1	30,864.2	(1.9%)
Total cargo volume (in WLUs)	621.3	703.1	13.2%	1,253.7	1,343.1	7.1%
Total WLUs	16,497.4	15,957.8	(3.3%)	32,722.9	32,207.3	(1.6%)

Aeronautical & non aeronautical services per passenger (pesos)	409.2	411.9	0.7%	413.0	419.3	1.5%
Aeronautical services per WLU (pesos)	299.4	285.8	(4.5%)	304.6	295.7	(2.9%)
Non aeronautical services per passenger (pesos)	98.1	112.9	15.2%	96.2	110.7	15.1%
Cost of services per WLU (pesos)	62.7	76.1	21.3%	61.2	71.0	16.1%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 22, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer